

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Richard Correia
President, Chief Financial Officer and Treasurer
MoneyLion, Inc.
249-245 West 17th Street
4th Floor
New York, New York 10011

>   **Re: MoneyLion, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 001-39346**

Dear Richard Correia:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Jonathan Miu